UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ZELTIQ AESTHETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98933Q108

(CUSIP Number)

Attention: General Counsel

Venrock Associates V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Partners V, L.P.

Venrock Management V, LLC

VEF Management V, LLC

Venrock Partners Management V, LLC

3340 Hillview Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	Page 2 of 11

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013.

CUSIP No. 98933Q108	Page 3 of 11

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 4 of 11

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 5 of 11

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 6 of 11

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 7 of 11

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 3,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 8 of 11

Explanatory Note:

This Schedule 13D/A (the “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on March 15, 2013, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on November 18, 2013 (the “Original Schedule 13D”) to report the distribution of shares of Common Stock (as defined below) of the Issuer (as defined below) by certain of the Venrock Entities (as defined below) and the Venrock GPs (as defined below) to their respective partners and members pro rata based on their respective interests in the Venrock Entities and the Venrock GPs. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

CUSIP No. 98933Q108	Page 9 of 11

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 23, 2014, the Venrock Entities distributed an aggregate of 2,000,000 shares of the Issuer’s Common Stock to their respective partners to return value to their respective partners in accordance with the respective fund’s investment objectives. The Venrock GPs received an aggregate of 48,948 shares of the Issuer’s Common Stock in the distribution by the Venrock Entities.

On January 27, 2014, the Venrock GPs distributed an aggregate of 48,948 shares of the Issuer’s Common Stock to their respective members in accordance with the respective fund’s investment objectives.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D.

(a) As of the date hereof, (i) VA5 is the record owner of 3,120,326 Common Stock, (ii) VEF5 is the record owner of 73,283 Common Stock and (iii) VP5 is the record owner of 264,624 Common Stock. Collectively, the Venrock Entities are the record owners of 3,458,233 Common Stock.

As the general partners of VA5, VEF5 and VP5, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC may be deemed to own beneficially all of the Common Stock.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 9.5% of the outstanding Common Stock, which percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 10 of 11

(b) Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no Common Stock, sole power to dispose or to direct the disposition of no Common Stock, shared power to vote or to direct the vote of 3,458,233 Common Stock and shared power to dispose or to direct the disposition of 3,458,233 Common Stock.

(c) The distributions effected on January 23, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares
VA5	1,804,667
VEF5	42,450
VP5	152,883

The distributions effected on January 27, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares
Venrock Management V, LLC	44,265
VEF Management V, LLC	934
Venrock Partners Management V, LLC	3,749

Except as set forth above, neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 98933Q108	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory